February 8, 2012

Via EDGAR Submission

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MEDNAX, Inc.

File No. 001-1211

Form 10-K for the Year Ended December 31, 2010

Dear Mr. Rosenberg:

This letter is in response to the Staff’s comments, set forth in your letter received by e-mail on February 1, 2012 (the “Comment Letter”), addressed to Vivian Lopez-Blanco as Chief Financial Officer of MEDNAX, Inc. (the “Company”), relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.

The Staff’s comments, which for ease of reference are set forth below, are addressed in the order in which they are presented in the Comment Letter. In the responses below, references to “we”, “our” and “us” refer to the Company.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Business Acquisitions, page 60

1.	In your response to our third comment, you state that you remeasure the fair value of contingent consideration at each reporting period for those acquisitions completed on or after January 1, 2009. Please clarify whether you remeasure the contingent consideration regardless of whether it is classified as an asset/liability or as equity. If so, please tell us how your accounting is consistent with ASC 805-30-35-1. If not, please revise your disclosure to describe how you account for the consideration differently.

All of our contingent consideration arrangements relate to agreements to pay additional cash amounts in future periods based on the achievement of performance goals. Accordingly, all of our contingent consideration arrangements for acquisitions completed after January 1, 2009 are recorded and classified as liabilities on the acquisition date and are remeasured at each reporting period in accordance with ASC 805-30-35-1. We understand that contingent consideration classified as an asset would also be remeasured at each reporting period; however, we do not have contingent consideration assets at this time and do not anticipate entering into agreements for contingently returnable consideration. Further, we understand that contingent consideration classified as equity is not remeasured subsequent to initial recognition, and that settlement of the equity-classified contingent consideration is recorded within equity. However, we do not have contingent consideration classified as equity and do not anticipate entering into agreements that would require (or at our option require) settlement in shares. We will continue to evaluate contingent consideration arrangements in accordance with ASC 805.

Pursuant to your comment, we will expand our disclosure related to contingent consideration within our business acquisitions accounting policy in future periodic reports to clarify that all contingent consideration arrangements pertain to additional amounts to be paid in cash and that such amounts are classified as liabilities on our balance sheet as follows:

Business Acquisitions

The Company accounts for business acquisitions as required by the provisions of the accounting guidance for business combinations, which includes provisions that the Company adopted effective January 1, 2009. The guidance retains the underlying concepts of the previous standard such that all business combinations are required to be accounted for at fair value, but changes certain aspects of applying the acquisition method of accounting. The changes also require the Company to expense certain acquisition costs as they are incurred. In accordance with the acquisition method of accounting, any identifiable assets acquired and any liabilities assumed are recognized and measured at their fair values on the acquisition date. If information about facts and circumstances existing as of the acquisition date is incomplete at the end of the reporting period in which a business acquisition occurs, the Company will report provisional amounts for the items for which the accounting is incomplete. The measurement period ends once the Company receives sufficient information to finalize the fair values; however, the period will not exceed one year from the acquisition date. Any material adjustments recognized during the measurement period will be reflected retrospectively in the consolidated financial statements of the subsequent period.

In connection with certain acquisitions, the Company enters into agreements to pay additional cash amounts based on the achievement of certain performance measures for up to five years ending after the acquisition dates. The Company measures this contingent consideration at fair value at the acquisition date for acquisitions completed on or after January 1, 2009~~. The fair value of~~ and records such contingent consideration as a liability on the Company’s Consolidated Balance Sheet on the acquisition date. The fair value of each contingent consideration liability is remeasured at each reporting period with any change in fair value recognized as income or expense within continuing operations of the Company’s Consolidated Statements of Income. Contingent consideration liabilities for acquisitions completed prior to January 1, 2009 are not included on the Company’s Consolidated Balance Sheet and are recorded to goodwill as incurred. See Note X for more information on the Company’s business acquisitions.

6. Business Acquisitions, page 64

2.	In your response to the first bullet of comment four you indicate that you value hospital agreements that contain provisions for administrative fees using an income approach method. Please explain how you value the hospital agreements that do not contain provisions for administrative fees. If you use a method other than an income approach, please explain to us why you use that method and how you apply it.

Hospital agreements represent the contracts between the acquired physician practice and the hospital for which the physician practice provides services. Certain hospitals in which we operate require contracts while others do not require contracts. There is no significant economic difference between the operations that have a contract and those that do not have a contract. In addition, most of our hospital contracts are terminable with 90 days or less notice. If a hospital were to cancel a contract with a physician practice, the physicians in that practice could continue to practice in the hospital because they are credentialed by the hospital. Therefore, following the cancellation or expiration of a hospital contract, we would continue to generate revenue from our physicians providing services to patients in that hospital. From time to time we have operated initially in a hospital pursuant to a contract that subsequently expired and was not renewed. The physicians have continued to practice at such hospital, and there has been no significant change in the patient service revenue generated at that hospital from the time that they are operating with a contract to the time that they are operating without a contract. Unlike the hospital agreements that provide for administrative fees, we do not generate any revenue beyond that generated by the clinicians rendering services at the hospitals. Accordingly, there is no measureable value associated with or allocated to the hospital agreement other than the avoided cost of reproducing or replacing the agreement.

We use the cost approach method to estimate the value of the agreements based on the costs to reproduce or replace the hospital agreements. We consider the time and costs associated with the reproduction of the hospital agreements such as the time and resources dedicated to contract negotiation and administration. This methodology is based on the avoided costs, time and effort that we would incur if we were to go out and create and reproduce such agreements as opposed to acquiring them in business acquisitions.

3.	Also in your response to the first bullet of comment four you indicate that you value physician agreements using a cost approach method. Please explain to us why you believe that the cost method is appropriate to value your physician agreements when you believe that the benefit of acquiring a practice is in the physicians’ established relationships with other physicians and professionals at a hospital and their reputations in the community. It would appear that each physician’s relationships and reputation are unique to the individuals and that the value of the agreement with that individual is more than just the cost to recruit and replace a physician that leaves a practice. In your response explain to us why a cost approach is appropriate considering that such methods are generally faulted for not capturing the earnings potential of the related asset. In addition, tell us whether and how you considered other valuation methods to value your physician agreements and why you did not utilize those methods. Also in your response, please tell us specifically your consideration of using a with-and-without concept to assess the entire impact on your operations to replace an individual physician which would include not only the cost to replace the individual but also the opportunity cost in terms of lost revenues and profits until the replacement physician can establish relationships and a reputation commensurate with that of the departing physician.

We believe that the benefit of acquiring a physician practice is the fact that there is a group of physicians and other professional employees, not any one individual physician, that has established relationships with the other physicians and professionals at the hospital, as well as the hospital’s management and is known in the community. In accordance with ASC 805-20-55-6, we consider the collective physician group and other professionals within a practice as an assembled workforce that permits us to continue to operate from the date of acquisition. The physician group practice is not separable from the business as it cannot be sold apart from the business because it truly is the operations underlying the business and the collective group of physicians cannot easily be replaced at one time without significant economic impact on the business and its relationships.

The fact that one individual physician or other professional does not decide to become an employee of the Company at the time of the acquisition would not diminish the value of the acquired physician practice. As discussed above, the value of the practice could be diminished if all of the physicians and other professionals did not elect to join the Company. Further, if a majority of the physicians did join the Company, based on our historical experience of hiring clinicians across the country, we could without difficulty replace an individual physician who elected not to join the Company with another physician. Based on our historical experience, because of the minimal time it would take to replace a physician in the group and the fact that no significant economic change is expected to occur in the underlying physician group’s operations if one physician leaves either due to death, retirement or for other reasons, we have not performed a with-and-without assessment. It is important to emphasize that the established relationships are with the collective group practice and not dependent on any individual physician within that physician group practice. Accordingly, because the assembled workforce does not meet the separability criterion, the value attributable to the collective physician group is subsumed into goodwill.

Further, as a result of the expertise and infrastructure that we have built in becoming a leading health care services company, a significant portion of the profit that we expect to generate from the practices that we acquire is the result of improvements that are made after the acquisition, including improved contracting with managed care organizations, improved collections, identification of growth initiatives, as well as operating efficiencies and cost savings.

Accordingly, we use the cost approach method to estimate the value of physician agreements based on the costs to reproduce or replace them. We consider the time and costs associated with the reproduction of the physician agreements such as the time and resources dedicated to application processing, credentialing, provider education programs and administration. This methodology is based on the avoided costs, time and effort that we would incur if we were to create and reproduce such physician agreements.

9. Accrued Professional Liability, page 66

4.	We acknowledge your response to comment five. Please tell us how you estimate your professional liability losses in total and those that have been incurred but not reported. In your response, please tell us whether you use loss triangles that identify all losses expected to be incurred by loss year and track the estimated change in expected losses to be incurred in each subsequent year. If not, please tell us how your actuarial computation of IBNR reserves captures claims incurred in prior loss years that have not yet been reported if you do not separately estimate losses by loss year. In this regard, please explain how you are able to determine if all claims incurred in a particular loss year have been reported or whether you consciously adjust the frequency of claims in a given loss year separately from their severity.

Our total accrued professional liability reserves are comprised of loss reserves for reported claims and a loss reserve for unreported claims (incurred but not reported loss reserve or “IBNR”). Our total loss reserves for reported claims consist of individual case reserves related to each reported claim, limited to our self-insured retention amounts, plus an additional reserve for adverse deviation associated with known claims. Our IBNR reserve represents our best estimate of the aggregate liability associated with unknown claims at each reporting date.

We perform two separate actuarial studies to estimate our total professional liability reserves: a claims-made study to estimate our loss reserves for reported claims, including amounts for adverse deviation (“Claims-made Study”) and an IBNR study to estimate our aggregate reserve for unreported claims (“IBNR Study”). Our Claims-made Study uses multiple actuarial methods, some of which use loss triangles to evaluate loss data, to estimate ultimate expected future losses related to each claims-made policy year. Case reserves and actual paid losses obtained from third-party loss runs are deducted from ultimate expected future losses to arrive at loss reserves for adverse deviation by claims-made policy year. Therefore, we are able to disclose current and prior year provision as well as current and prior year claim payment data related to our loss reserves for reported claims as reflected in our Accrued Professional Liability footnote.

Our IBNR Study also uses multiple actuarial methods and loss triangles to evaluate loss data and to estimate ultimate expected future losses. Unlike our Claims-made Study, however, our IBNR Study is prepared on an accident year basis using occurrence-based loss data and the IBNR Study is not tied to individual claims-made policy years with individual claims and claim payments. The objective of our IBNR Study is to determine how much of our ultimate expected future losses remain unreported at each reporting date. Our IBNR Study accomplishes this by applying emergence patterns and other adjustment factors to ultimate expected future losses by accident year. The changes in our IBNR by accident year, however, cannot be evaluated in terms of current and prior year provision and payments due to the nature of our estimation process. Instead, the end result of our IBNR Study is an actuarially-determined aggregate estimate of our IBNR reserve for which changes are not specifically identifiable to current and prior years, and are therefore not conducive to presentation in the current table provided in our Accrued Professional Liability footnote.

Accordingly, we disclose our IBNR reserve as an aggregate liability and, as previously communicated to the Staff, will expand our discussion to identify any material changes in our IBNR reserve associated with the growth of our business by acquisition, changes in actuarial assumptions and/or other relevant factors.

15. Commitments and Contingencies, page 74

5.	We acknowledge your response to comment six. You disclose in the third paragraph on page 75 that the audits, inquiries and investigations by government authorities and agencies could have a material adverse effect on your business, financial condition, results of operations, cash flows and the trading price of your common stock.

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Please provide us proposed revised disclosure to be included in future periodic reports that estimates the possible loss or range of loss or states that such an estimate cannot be made for your third-party payor audits, inquiries and investigations that are at least reasonably possible but not accrued, either because it is not probable that a loss has been incurred or the amount of loss cannot be reasonably estimated, as required by ASC 450-20-50-3 and 50-4. If you cannot make an estimate, please disclose that fact.

Pursuant to your comment, we will expand our disclosure related to audits, inquiries and investigations within the Commitments and Contingencies footnote in future periodic reports as follows:

The Company expects that audits, inquiries and investigations from government authorities and agencies will occur in the ordinary course of business. Such audits, inquiries and investigations and their ultimate resolutions, individually or in the aggregate, could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows and the trading price of its common stock. The Company has not recorded an accrual for these matters as of December 31, 20xx in its Consolidated Financial Statements, as the variables affecting any potential eventual liability depend on the currently unknown facts and circumstances that arise out of, and are specific to, any particular future audit, inquiry and investigation and cannot be reasonably estimated at this time.

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Please provide us proposed revised disclosure to be included in the revenue recognition section of your Application of Critical Accounting Policies and Estimates disclosure in future periodic reports that addresses the following:

•	Please revise your disclosure to clarify for all the periods presented whether you have recorded any material adjustments to prior period contractual allowances for any reason

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Please revise your discussion of the impact of a one percentage point change in your estimated collection rate on your gross accounts receivable to specifically indicate whether you believe such one percentage point change to be reasonably likely. If not, please revise your disclosure to cover a reasonably likely change. In addition, please revise your disclosure to highlight the fact that the impact of your one percentage point change excludes the impact on previously billed and collected receivables that are subject to audit, inquiry or investigation by government authorities and agencies and other third-party payors.

Pursuant to your comments, we will expand the revenue recognition section of the Application of Critical Accounting Policies and Estimates disclosure in future periodic reports as follows:

Revenue Recognition

We recognize patient service revenue at the time services are provided by our affiliated physicians. Almost all of our patient service revenue is reimbursed by government-sponsored healthcare programs (principally Medicaid) and third-party insurance payors. Payments for services rendered to our patients are generally less than billed charges. We monitor our revenue and receivables from these sources and record an estimated contractual allowance to properly account for the anticipated differences between billed and reimbursed amounts. Accordingly, patient service revenue is presented net of an estimated provision for contractual adjustments and uncollectibles. Management estimates allowances for contractual adjustments and uncollectibles on accounts receivable based upon historical experience and other factors, including days sales outstanding (“DSO”) for accounts receivable, evaluation of expected adjustments and delinquency rates, past adjustments and collection experience in relation to amounts billed, an aging of accounts receivable, current contract and reimbursement terms, changes in payor mix and other relevant information. Contractual adjustments result from the difference between the physician rates for services performed and the reimbursements by government-sponsored healthcare programs and insurance companies for such services. The evaluation of these historical and other factors involves complex, subjective judgments. On a routine basis, we compare our cash collections to recorded net patient service revenue and evaluate our historical allowance for contractual adjustments and uncollectibles based upon the ultimate resolution of the accounts receivable balance. These procedures are completed regularly in order to monitor our process of establishing appropriate reserves for contractual adjustments. We have not recorded any material adjustments to prior period contractual adjustments and uncollectibles in the years ended December 31, 20xx, 20xx or 20xx.

DSO is one of the key factors that we use to evaluate the condition of our accounts receivable and the related allowances for contractual adjustments and uncollectibles. DSO reflects the timeliness of cash collections on billed revenue and the level of reserves on outstanding accounts receivable. Any significant change in our DSO results in additional analyses of outstanding accounts receivable and the associated reserves. We calculate our DSO using a three-month rolling average of net patient service revenue. As of December 31, 20xx, our DSO was xx.x days. We had approximately $xxx.x million in gross accounts receivable outstanding at December 31, 20xx, and considering this outstanding balance, based on our historical experience, a reasonably likely change of x% to x%~~one percentage point change~~ in our estimated collection rate would result in an impact to net patient service revenue of approximately $x.x million to $x.x million. The impact of this change does not include adjustments that may be required as a result of audits, inquiries and investigations from government authorities and agencies and other third-party payors that occur in the ordinary course of business. See Note X to our Consolidated Financial Statements in this Form 10-K for further information.

Our net patient service revenue, net income and operating cash flows may be materially and adversely affected if actual adjustments and uncollectibles exceed management’s estimated provisions as a result of changes in these factors. ~~In addition, we are subject to audits of our billing by government-sponsored healthcare programs and other third-party payors. See Note 15 to our Consolidated Financial Statements in this Form 10-K.~~

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In connection with our response to the Comment Letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff should have any further comments or questions regarding this response, please feel free to contact the undersigned by phone at 954-384-0175, extension 5083, or alternatively, at the address provided elsewhere in this letter, with a copy to Thomas W. Hawkins, the Company’s general counsel, at the same address.

Sincerely,

/s/ Vivian Lopez-Blanco
Vivian Lopez-Blanco
Chief Financial Officer

cc:	Kei Nakada (SEC)
Mark Brunhofer (SEC)
Thomas W. Hawkins